Exhibit 99.1

Subsea 7 S.A. awarded contract by Oil and Natural Gas
Corporation Ltd (ONGC)

Luxembourg – May 4, 2011 – Subsea 7 S.A. (Oslo Børs: SUBC) announces the award of the ’Installation and Commissioning of G1 Field Subsea Production Facilities, Under G-1 & GS-15 Fields Development Project’ from Oil and Natural Gas Corporation Ltd (ONGC).

The project involves the transportation and installation of flexible flowlines and umbilicals to the G1 field which is located in the Krishna-Godavari Basin Bay 20km off the Amalapuram coast in water depths ranging from 205m to 440m.

The scope of work for the project comprises project management and engineering, pre-installation site clearance, mobilisation and demobilisation of hook-up related installation tools, including the acceptance, load-out, tie-down and transportation of ONGC free issued materials and installation of the flexible flowlines and umbilicals. The contract will deploy one of Subsea 7‘s deepwater construction vessels for this project in late 2011.

Subsea 7  Vice President for Asia, Dick Martin , said “Subsea 7 are proud to be awarded this project by ONGC, which allows us to continue to develop our track record in the growing deepwater market offshore India. We look forward to working with ONGC to deliver this challenging project safely and successfully.”

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.